EXPENSE LIMITATION AGREEMENT

     This EXPENSE LIMITATION AGREEMENT (the "Agreement") is effective as of January 31, 2008 by and between Henderson Global Investors (North America), Inc., a Delaware corporation (the "Adviser") and Henderson Global Funds (the "Trust"), on behalf of the Henderson International Equity Fund and the Henderson Global Real Estate Equities Fund series of the Trust (collectively, the "Funds" and individually a "Fund").

     WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type, and the Fund is a series of the Trust.

     WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated August 31, 2001 ("Advisory Agreement"), as amended by letter agreements dated September 24, 2003, April 30, 2004, August 1, 2005, January 31, 2006, August 1, 2006, November 30, 2006, January 31, 2008 and February 29, 2008
pursuant to which the Adviser provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of the Funds; and

     WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds and their shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may otherwise be subject;

     NOW THEREFORE, the parties hereto agree as follows:

1.   EXPENSE LIMITATION.

     1.1 Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser, but excluding any distribution and service fees under Rule 12b-1 under the 1940 Act and/or shareholder service fees as described in the then current registration statement offering shares of the Fund and interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Adviser to the extent set forth in this Agreement.

     1.2 Operating Expense Limit. The Operating Expense Limit in any year with respect to the Henderson International Equity Fund shall be 1.15% (annualized) of the average daily net assets of the Fund. The Operating Expense Limit in any year with respect to the Henderson Global Real Estate Equities Fund shall be 1.15% (annualized) of the average daily net assets of the Fund.

     1.3 Duration of Operating Expense Limit. The Operating Expense Limit with respect to each Fund shall remain in effect until July 31, 2020 unless renewed by written agreement of the parties.

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     1.4 Method of Computation. To determine the Adviser's obligation with respect to the Excess Amount, each day the Fund Operating Expenses for a Fund shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day's Excess Amount. The Trust may offset amounts owed to a Fund pursuant to this Agreement against the advisory fee payable to the Adviser.

2.   TERM AND TERMINATION OF AGREEMENT.

     The Agreement shall terminate either upon the termination of the Advisory Agreement or on July 31, 2020. The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3.   MISCELLANEOUS.

     3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

     3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust's Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

     3.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

     3.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

     3.5 Assignment. This Agreement may be assigned to the successors in interest of either party with the consent of the other party.

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     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.


                                                     HENDERSON GLOBAL INVESTORS
                                                     (NORTH AMERICA) INC.


                                                     By:  /s/ Chris Yarbrough
                                                     Name:  Chris Yarbrough
                                                     Title:  Corporate Secretary
                                                     HENDERSON GLOBAL FUNDS


                                                     By:  /s/ Scott E. Volk
                                                     Name: Scott E. Volk
                                                     Title:  Vice President

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